Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

EMCORE Corporation:

We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein.

Our report dated January 10, 2011, on the effectiveness of internal control over financial reporting as of September 30, 2010, expressed our opinion that EMCORE Corporation did not maintain effective internal control over financial reporting as of September 30, 2010 because of the effect of material weaknesses on the achievement of the objective of the control criteria and contains an explanatory paragraph that states material weaknesses related to certain inventory reserve transactions and certain inventory held by third parties have been identified and included in management’s assessment.

/s/ KPMG LLP

KPMG LLP

Albuquerque, New Mexico
January 27, 2011